
Mail Stop 3030

September 20, 2016

Via E-mail
Andrew Rasdal
President and Chief Executive Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008

> **Re:** **Obalon Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2016**
> **File No. 333-213551**

Dear Mr. Rasdal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2016 letter.

Use of Proceeds, page 57

1.   We note your response to prior comment 8. Given your disclosure regarding the different uses of the offering's proceeds, please revise to clarify the approximate amount intended to be used for each purpose listed here.

Dilution, page 62

2.   Please expand your revisions added in response to prior comment 9 to disclose how the amounts and percentages under the heading "Total consideration" would change assuming the exercise of all outstanding warrants and options.

Recently developed treatment alternatives, page 86

3.   In addition to the one-year weight loss data you added in response to prior comment 19, please address that portion of the comment that asked you to disclose the data relating to the amount of pounds lost during your competitors' trials. Ensure that your disclosure is clear regarding how those amounts compare to the amount lost during and as of completion of those trials, as well as during any follow-up subsequent to those trials.

Sales and Marketing, page 96

4.   Given your disclosed reliance on your distribution agreement with Bader for all of your current revenues, please address that portion of prior comment 21 that asked you to revise your disclosure to indicate the minimum purchase requirements under the agreement.

Exhibits

5.   Please ensure that all exhibits filed are complete. For example, we note that exhibits 4.4, 4.5, and 4.6 refer to an attached capitalization table and exhibits 4.5 and 4.6 refer to Appendix 1, none of which appear to be attached. Also, exhibits C and D to exhibit 10.10 refer to a "New Borrower Kit," but those documents do not appear to be attached.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Robert A. Freedman, Esq.
     Fenwick & West LLP